SCHEDULE 13G/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lpath, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

548910 10 8

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 548910 10 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Roaring Fork Capital SBIC, L.P. Taxpayer I.D. No. 71-0953148
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 511,429
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 511,429
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,429
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.83% (1)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 10,587,251 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

Page 2 of 7 Pages

CUSIP No. 548910 10 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Roaring Fork Capital Management, LLC Taxpayer I.D. No. 48-0879110
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 511,429
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 511,429
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,429
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.83% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 10,587,251 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

Page 3 of 7 Pages

CUSIP No. 548910 10 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Eugene C. McColley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 511,429
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 511,429
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 511,429
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.83% (1)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 10,587,251 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Lpath, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

                                4025 Sorrento Valley Blvd., San Diego, CA 92121.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by (collectively the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

1875 Lawrence Street, Suite 400

Denver, CO  80202

Item 2(c)	Citizenship:

Roaring Fork Capital SBIC, L.P. (“RFLP”) is a limited partnership organized under the laws of the state of Delaware. Roaring Fork Capital Management, LLC (“RFLCC”) is a limited liability company organized under the laws of the state of Colorado. The citizenship of Eugene C. McColley (“McColley”) is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

548910 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

                N/A

Item 4.	Ownership.

(a)     Amount beneficially owned:  The reporting persons beneficially own 511,429 shares of the Issuers Common Stock.  Such ownership consists of 480,000 shares of common stock and 31,429 shares which may be acquired upon exercise of warrants. The record owner of the securities of the Issuer is RFLP.  This Statement is also being filed on behalf of RFLLC, which is the sole general partner of RFLP, and McColley, who is the sole Manager of RFLLC and, as a principal of RFLLC, may be deemed to share indirect beneficial ownership of the securities which RFLLC may beneficially own.  RFLLC and Mr. McColley disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests.

(b)     Percent of Class:  4.83%, based on 10,587,251 shares of common stock outstanding as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2012.

Page 5 of 7 Pages

(c) Number of shares as to which each reporting person has:

(i)                   Sole power to vote or to direct the vote: 511,429*

(ii)                 Shared power to vote or to direct the vote:  0

(iii)                Sole power to dispose or to direct the disposition of:  511,429*

(iv)               Shared power to dispose or to direct the disposition of:  0

                                                ________________

* Consists of 480,000 shares of common stock and 31,429 shares which may be acquired upon exercise of warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2013

ROARING FORK CAPITAL SBIC, L.P. Roaring Fork Capital Management, LLC, its general partner

By:	/s/ Eugene C. McColley
Name: Eugene C. McColley Title: Manager

ROARING FORK CAPITAL MANAGEMENT, LLC

By:	/s/ Eugene C. McColley
Name: Eugene C. McColley Title: Manager

/s/ Eugene C. McColley
Eugene C. McColley, as an individual

Page 7 of 7 Pages